Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorised under the Financial Services and Markets Act 2000.

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered No. 05252842)
75-76 Wimpole Street
London, W1G 9RT
+44 (0)20 3318 3004

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2017

Dear Shareholders of Akari Therapeutics, Plc:

You are cordially invited to attend (and notice is hereby given of) the annual general meeting (the “Annual General Meeting”) of the shareholders of Akari Therapeutics, Plc, (“Akari” or the “Company”), to be held at 2:00 p.m., local time, on June 28, 2017, at Marcus Beck Library, Royal Society of Medicine, 1 Wimpole Street, London, W1G 0AE, for the purpose of considering and, if thought fit, passing the following resolutions:

As Ordinary Business

Resolutions 1 to 13 will be proposed as ordinary resolutions

1.	To receive and adopt the report of the Directors and the accounts for the year ended December 31, 2016, together with the report of the statutory auditor and the strategic report.

2.	To receive and adopt the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy).

3.	To receive and adopt the Directors’ Remuneration Policy.

4.	To re-elect Stuart Ungar, M.D. as a director of Akari, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of Akari.

5.	To re-elect James Hill, M.D. as a director of Akari, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of Akari.

6.	To re-elect David Byrne as a director of Akari, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of Akari.

7.	To re-elect Donald Williams as a director of Akari, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of Akari.

8.	To re-elect Robert Ward as a director of Akari, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of Akari.

9.	To re-elect Clive Richardson as a director of Akari, as a Class B Director as stated in Article 19.2.2 of the Articles of Association of Akari.

10.	To re-elect, if nominated, as described in the accompanying Proxy Statement, Gur Roshwalb, M.D. as a director of Akari, as a Class B Director as stated in Article 19.2.2 of the Articles of Association of Akari.

11.	To ratify the appointment of BDO USA, LLP, as independent registered public accounting firm of Akari for the year ending December 31, 2017.

12.	To appoint Haysmacintyre, as statutory auditors of Akari to hold office until the conclusion of the next annual general meeting at which accounts are laid before Akari shareholders.

13.	To authorize the audit committee of the Board of Directors of Akari to fix the statutory auditors’ remuneration.

As Special Business

Resolution 14 will be proposed as an ordinary resolution

14.

That, the Directors be generally and unconditionally authorized in accordance with Section 551 of the Companies Act 2006 (the “Companies Act”) to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (the “Rights”) including, without limitation, warrants, up to an aggregate nominal value of £100,000,000 such authority, unless previously revoked or varied by the Company in a general meeting, to expire either on 28 June 2022 or five years from the passing of this resolution, which is earlier, and provided further that the Company shall be entitled before such expiry to make an offer or agreement which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to grant Rights in pursuance of such offer or agreement as if the authority hereby conferred had not expired. The authority granted hereby includes, without limitation, the authority to increase the number of Employee Stock Option Plan (“ESOP”) shares to be issued and to grant such ESOP shares.

The following two resolutions will be proposed as special resolutions
15.

That, subject to the passing of Resolution 14, the Directors be authorized generally and unconditionally pursuant to section 570 of the Companies Act, to allot equity securities (as defined in section 560(1) of the Companies Act) for cash pursuant to the authority conferred by Resolution 14 as if section 561 of the Companies Act did not apply to such allotment, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of £100,000,000; and (ii) expire (unless previously revoked or varied by the Company), on 28 June 2022 or five years from the passing of this resolution, which is earlier, save that the Company may make an offer or agreement before the expiry of this power which would or might require equity securities to be allotted for cash after such expiry and the Directors may allot equity securities for cash pursuant to any such offer or agreement as if the power conferred by this resolution had not expired.

16.	That, new articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association be approved.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Annual General Meeting, and the number of votes which may be cast at the Annual General Meeting, will be determined by reference to the Company’s register of members at 6:30 p.m. (London time) on June 26, 2017 or, if the Annual General Meeting is adjourned, at 48 hours before the time of the adjourned Annual General Meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded. The accompanying Proxy Statement more fully describes the details of the business to be conducted at the Annual General Meeting. After careful consideration, our Board of Directors has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying Proxy Statement.

The Company’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT. The UK registered office of Akari Therapeutics, Plc is 42 – 50 Hersham Road, Walton-on-Thames, Surrey KT12 1RZ, United Kingdom. Except as set out in this Notice, any communication with the Company in relation to the AGM, should be sent to the Company’s Registrar, SLC Registrars, 42 – 50 Hersham Road, Walton-on-Thames, Surrey KT12 1RZ, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents (including the annual report and accounts for the period ended 31 December 2016 or the Form of Proxy) to communicate with the Company.

A copy of each of the Statutory Accounts (including the Directors’ Remuneration Report and the Directors’ Remuneration Policy) and the proposed new articles of association can be accessed by visiting the Akari website at http://akaritx.com/investor-relations/.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying Proxy Statement is required for approval of Resolutions Nos. 1 through 16. We encourage you to read this proxy statement carefully.

Whether or not you expect to attend the Annual General Meeting, please complete, date, sign and return the enclosed proxy card using the enclosed return envelope as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Americas, as depositary, or if your Ordinary Shares are held of record by a broker, bank or other nominee and you wish to have your votes cast at the meeting, you must obtain, complete and timely return a proxy card issued in your name from that intermediary in accordance with any instructions provided therewith.

By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Ray Prudo
Executive Chairman
May 15, 2017

THE AKARI BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE RESOLUTIONS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH RESOLUTION. THE AKARI BOARD OF DIRECTORS RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” EACH SUCH RESOLUTION.

PROXY STATEMENT FOR
2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2017

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Akari Therapeutics, Plc, a public limited company registered in England & Wales (“Akari”, the “Company” or “our”), for use at the Company’s 2017 Annual General Meeting of shareholders to be held at Marcus Beck Library, Royal Society of Medicine, 1 Wimpole Street, London, W1G 0AE on June 28, 2017, at 2:00 p.m. local time for the purpose of considering and, if thought fit, passing the resolutions specified in the Notice of Annual General Meeting. This proxy statement is being mailed to shareholders on or about May 15, 2017.

For a proxy to be effective, it must be properly executed and dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)) at the offices of the Company’s registrars, SLC Registrars, 42 – 50 Hersham Road, Walton-on-Thames, Surrey KT12 1RZ, United Kingdom (the “Registrars”) so as to be received by 2:00 p.m. local time on June 26, 2017. Each proxy properly tendered will, unless otherwise directed by the shareholder, be voted FOR the proposals subject to a binding vote, FOR the nominees described in this Proxy Statement and at the discretion of the proxy holder(s) with regard to all other matters that may properly come before the meeting.

The Company will pay all of the costs of soliciting proxies. We will provide copies of our proxy materials to the depositary for our American Depositary Shares (Deutsche Bank Trust Americas), brokerage firms, fiduciaries and custodians for forwarding to beneficial owners and will reimburse these persons for their costs of forwarding these materials. Our directors, officers and employees may also solicit proxies; however, we will not pay them additional compensation for any of these services. Proxies may be solicited by telephone, facsimile, or personal solicitation.

Shares Outstanding and Voting Rights

Akari is registered in England & Wales and therefore subject to the Companies Act 2006 (the “Companies Act”), which, together with the Articles of Association of the Company (the “Articles”), governs the processes for voting at Annual General Meetings. There are a number of differences between English and U.S. law in relation to voting. At the Annual General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded by (a) the chairman, (b) at least five shareholders entitled to vote at the meeting, (c) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to shares that are held as treasury shares) or (d) a shareholder or shareholders holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting that are held as treasury shares).

Only holders of record of our Ordinary Shares 48 hours prior to the date of this notice (being the latest practicable date before the publication of this document are entitled to receive this notice and only those holders of record of our Ordinary Shares 48 hours prior to the time of the Annual General Meeting (the “Record Date”) are entitled to vote at the Annual General Meeting. Therefore, if you sell or transfer your Ordinary Shares or interest in the Company prior to the Record Date, your proxy form will no longer be able to be used and if submitted (whether before or after you sell or transfer your Ordinary Shares) will be treated as invalid. Please pass this document together with the accompanying form of proxy to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee will need to contact Robert Shaw, Company Secretary, to request a new proxy form for its use.

On the ADR Record Date (as defined below), approximately 1,177,693,383 Ordinary Shares were outstanding, of which approximately 1,172,831,713 were held in the name of Deutsche Bank AG London, the nominee of Deutsche Bank Trust Americas (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing ADSs which, in turn, each represent one hundred (100) Ordinary Shares. With respect to all matters to be voted on at the Annual General Meeting, each shareholder present has only one vote unless demand is made for a vote on a poll (in which case each shareholder gets one vote per Ordinary Share held). The presence, in person or by proxy, of at least two shareholders holding at least 15% of the share capital of the Company as of the Record Date will constitute a quorum for the transaction of business at the Annual General Meeting. At any adjournment of the Annual General Meeting, if a quorum is not present within fifteen minutes from the time appointed for such meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

Persons who hold Ordinary Shares directly on the Record Date (“record holders”) must return a proxy card or attend the Annual General Meeting in person in order to vote on the proposals. Persons who own Ordinary Shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own Ordinary Shares in the form of ADSs through the Depositary (“beneficial owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from beneficial owners may either vote these shares on behalf of the beneficial owners or return a proxy leaving these shares un-voted (a “broker non-vote”). ADR holders are not entitled to vote directly at the Annual General Meeting, but a deposit agreement dated as of December 7, 2012, as amended (the “Deposit Agreement”), exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of April 28, 2017 (the “ADR Record Date”) are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Ordinary Shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the Ordinary Shares registered in the name of Deutsche Bank AG London, in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the Ordinary Shares represented are to be voted (i.e., by marking a vote “FOR”, “AGAINST” or any other option), the Depositary will vote in respect of each proposal as recommended by the Board which is described in the Notice of Annual General Meeting. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than 10:00 a.m. New York time on June 19, 2017 (the “Instruction Date”).

The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will be engaged by the Company to send proxy forms to all registered members appearing on that register and to take delivery of completed proxy forms posted to it in accordance with the details above.

Abstentions and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal and therefore will not impact the outcomes of the items on the agenda. The required vote for each of the proposals expected to be acted upon at the Annual General Meeting is described below:

Resolution No. 1 — Receipt of Statutory Accounts for the year ended December 31, 2016.  This proposal will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution.

Resolutions No. 2 and No. 3 – Directors’ Remuneration Report and Remuneration Policy These proposals will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolutions or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution.

Resolution No. 4 to No. 10 — Re-election of Directors.  Each director nominated for election or re-election is re-elected if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the resolution vote in favor of such director or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the resolution are voted in favor of such director.

Resolution No. 11 to No. 13 — Ratification of the Appointment of Independent Registered Public Accounting Firm and Appointment and Remuneration of Statutory Auditor.  These proposals will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the resolution vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the resolution are voted in favor of the resolution.

Resolution No. 14 — Authorization to Allot Shares.  This proposal will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the resolution vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the resolution are voted in favor of the resolution.

Resolutions No. 15 and 16 – Disapplication of Statutory Pre-emption Rights and Adoption of New Articles. These proposals will be approved if (i) on a show of hands, more than three quarters in number of shareholders present in person or by proxy and voting on such resolutions vote in favour of the resolution or (ii) on a poll, more than three quarters in number of the shares present at the meeting in person or by proxy and voting on the resolutions are noted in favour of the resolutions.

As a result, we encourage you to vote by proxy by mailing an executed proxy card. By voting in advance of the meeting, this ensures that your shares will be voted and reduces the likelihood that the Company will be forced to incur additional expenses soliciting proxies for the Annual General Meeting. Any record holder of our Ordinary Shares may attend the Annual General Meeting in person and may revoke the enclosed form of proxy at any time by:

•	executing and delivering to the corporate secretary, Robert M. Shaw, a later-dated proxy; or

•	voting in person at the Annual General Meeting.

Beneficial owners of our Ordinary Shares and holders of ADSs representing our Ordinary Shares who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or the Depositary, as applicable, for information on how to do so. Generally, however, beneficial owners of our Ordinary Shares and holders of ADSs representing our Ordinary Shares who wish to change or revoke their voting instructions may do so up until 10:00 a.m. New York Time on the Instruction Date. Beneficial owners who wish to attend the Annual General Meeting and vote in person should contact their brokerage firm, bank or other financial institution holding Ordinary Shares of Akari on their behalf in order to obtain a “legal proxy” which will allow them to both attend the meeting and vote in person. Without a legal proxy, beneficial owners cannot vote at the Annual General Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf. Record holders of ADSs representing our Ordinary Shares who wish to attend the Annual General Meeting and vote in person should contact the Depositary (and beneficial owners wishing to do the same should contact their brokerage firm, bank or other financial institution holding their ADSs) to cause their ADSs to be cancelled and the underlying shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement so as to be recognized by us as a record holder of our Ordinary Shares.

MATTERS BEING SUBMITTED TO A VOTE OF AKARI SHAREHOLDERS

Akari Resolution No. 1: Statutory Accounts

As a public limited company, it is a requirement under English company law that the Board lay the Company’s report of the Directors and the accounts for the year ended December 31, 2016, together with the report of the Statutory Auditor and the strategic report, before the shareholders at a general meeting (“Statutory Accounts”). The Statutory Accounts have been prepared in accordance with the International Financial Reporting Standards. The Statutory Accounts will be made available for download on the Company’s website (http://akaritx.com/investor-relations/) as soon as they are complete, and in any event, no later than 21 days prior to the Annual General Meeting. In addition, hard copies of the Statutory Accounts may be obtained, once they are complete, by contacting the Company’s investor relations department at Akari Therapeutics, Plc at info@akaritx.com. Shareholders present at the Annual General Meeting will have the opportunity to ask questions relating to the Statutory Accounts.

Akari Resolutions No. 2 and No. 3: Directors’ Remuneration Report and Remuneration Policy

The Companies Act requires that an annual Directors’ Remuneration Report be subject to an annual advisory vote so that shareholders vote, by ordinary resolution. The Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The full text of the Directors’ Remuneration Report is contained within the Statutory Accounts which can be found on the Company’s website (http://akaritx.com/investor-relations/).

The Directors’ Remuneration Report gives details of the remuneration paid to the Directors during the year ended December 31, 2016. The vote on the Directors’ Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 2 is not passed.

The Directors’ Remuneration Policy (the “Policy”) must be presented for shareholder approval once every three years. The vote on the Policy is a binding vote. The Policy which sets out our policy on Directors’ Remuneration, including the setting of directors’ pay and the granting of share awards can be found in Part II of the Directors’ Remuneration Report.

Akari Resolution Nos. 4 – 10: Re-election of Directors

Under the Company’s Articles of Association, there are three classes of Board members (Class A, Class B and Class C) with each class having a specific office term. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, and Robert Ward currently serve as Class A directors; Gur Roshwalb, M.D. and Clive Richardson currently serve as Class B directors and Ray Prudo currently serves as a Class C director. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williamson, and Robert Ward are up for re-election as Class A directors and Gur Roshwalb, M.D. and Clive Richardson are up for re-election as Class B directors.

Class A directors re-elected at the Annual General Meeting will hold office until the 2018 Annual General Meeting, unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

Class B directors re-elected at the Annual General Meeting will hold office until the 2019 Annual General Meeting, unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

Subject to the matters described below, the following persons have been nominated by the Board to be re-elected as directors at the 2017 Annual General Meeting:

James Hill, M.D., age 71, has served as a member of our Board since September 2015. Prior to joining our Board, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 73, has served as a member of our Board since September 2015. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation.

David Byrne, age 57, has served as a member of our Board since April 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 58, has served as a member of our Board since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Impedimed Limited, Marina Biotech, Inc. and Proove Biosciences, Inc.  Mr. Williams served on the board of directors and is past President and Chairman of the San Diego Venture Group and has served on the board of directors of various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Robert E. Ward, age 59, has served as a member of our Board since October 2016. Mr. Ward has served as President and Chief Executive Officer and a member of the Board of Directors of Radius Health, Inc. (NasdaqGM: RDUS) since December 2013. Prior to joining Radius, Mr. Ward was Vice President for Strategy and External Alliances for the New Opportunities iMed of AstraZeneca, a biopharmaceutical company, from 2011 to 2013. In addition, he served as Co-Chair of the Joint Development Committees in Astra Zeneca's drug development partnerships with Alcon and Galderma. Prior to AstraZeneca, from 2010 to 2011, Mr. Ward was the Managing Director of Harriman Biopartners, LLC, a biopharmaceutical company, and from 2006 to 2010 he was the Vice President of Corporate Development for NPS Pharmaceuticals, a pharmaceutical company. Mr. Ward received a B.A. in Biology and a B.S. in Physiological Psychology, both from the University of California, Santa Barbara; an M.S. in Management from the New Jersey Institute of Technology; and an M.A. in Immunology from The Johns Hopkins University School of Medicine.

Clive Richardson, age 52, has served as our Chief Operating Officer and member of our Board since September 2015. Mr. Richardson was previously Head of Operations for Volution. Prior to that, Mr. Richardson served as consultant to Volution’s predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. Prior to working for Volution and Varleigh, Mr. Richardson served as a member of the board of directors for a range of international healthcare companies, including CIS Healthcare Ltd. and Clinisys Ltd. Mr. Richardson was formerly Head of Equities Research for Investec Bank, and worked as a strategy consultant for L.E.K. Consulting. Mr. Richardson holds an M.A. in Zoology from Trinity College, Oxford University.

Gur Roshwalb, M.D., age 48, has served as our Chief Executive Officer since March 2013 and joined our Board in June 2014. Prior to joining Akari, from April 2008 to February 2012, Dr. Roshwalb was employed by Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock, Dr. Roshwalb was involved in the valuation, diligence and deal structuring of numerous pharmaceutical and biotechnology companies. Prior to Venrock, Dr. Roshwalb was a senior equity analyst at Piper Jaffray from June 2004 to March 2008 where he published research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and Board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business, and an MD from the Albert Einstein College of Medicine.

As previously reported by the Company, on April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to Akari’s recently announced interim analysis of its ongoing Phase 2 PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to Akari’s press release issued on April 24, 2017 that discusses the interim analysis of its ongoing Phase 2 PNH trial and other matters. The Board has established an ad hoc special committee of the Board to review the involvement, if any, of Company personnel with the Edison Report. That review is expected to be completed prior to the Annual General Meeting, and while it is pending, Dr. Roshwalb has been placed on administrative leave. If, at the conclusion of the special committee’s review, the Board believes that it would be inappropriate for it to nominate Dr. Roshwalb for re-election as a director, the Board intends to withdraw its nomination of Dr. Roshwalb at or prior to the Annual General Meeting.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer.  The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based primarily on the Company’s above referenced press release issued on April 27, 2017.  The purported class covers the period from March 30, 2017 to May 11, 2017.  The action seeks unspecified damages and costs and fees.  The Company intends to vigorously defend itself against this lawsuit.   At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on the Company.

Resolution No. 11 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed BDO USA LLP to serve as our independent registered public accounting firm for the year ending December 31, 2017. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of BDO USA LLP. The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. Even if the appointment is ratified, the Board may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified, the Board will consider its options.

Resolution Nos. 12 and 13: Appointment of Statutory Auditor and Authority to Fix Remuneration of Statutory Auditor

At every general meeting at which accounts are presented to shareholders, Akari is required to appoint statutory auditors to serve from the end of the meeting until the conclusion of the next general meeting which accounts are laid before Akari shareholders. Haysmacintyre has indicated that it is willing to continue as Akari’s statutory auditor to hold office during this period. You are asked to authorize the Audit Committee to determine their remuneration.

Proposal Nos. 14 and 15: Authority to allot Ordinary Shares; Disapplication of statutory pre-emption rights

The Board is seeking authority to allot, or grant rights to subscribe for or convert any securities into, shares in the Company up to an aggregate nominal value of £100,000,000 such authority, unless previously revoked or varied by the Company, to expire either on 28 June 2022 or five years from the passing of this resolution, whichever is the earlier. In addition, and subject to the passing of the resolution granting the Board authority to allot Ordinary Shares, the Board is further seeking disapplication of pre-emption rights for cash issues of up to an aggregate nominal value of £100,000,000 provided that this power shall expire unless previously revoked or varied by the Company in a general meeting, on 28 June 2022 or five years from the passing of this resolution, which is earlier.

Akari, in common with other similar sized biotechnology companies, intends to seek additional fund raisings when necessary to implement its operating plan. Failure to do so may delay research and development activities. In light of Akari’s size and status of being a pre-revenue generating company, the Board believes that equity financings are an appropriate method to support any potential future funding requirements. The Company believes that in the event of an equity financing, having authority for the allotting or granting rights to subscribe for Akari’s shares without obtaining shareholders’ approval and the disapplication of pre-emption rights should allow Akari to raise funds more efficiently on the best terms available and in a timely fashion and may help to avoid unnecessary dilution of existing shareholders.

Proposal No. 16: Adoption of New Articles

The Company is proposing to substitute its existing articles of association with new articles of association which will include a provision providing for limited liability of members of Akari and eliminate provisions relating to deferred shares, drag-along rights, and remuneration of directors and directors’ expenses. The full text of the proposed new articles of association is contained on the Company’s website (http://akaritx.com/investor-relations/).

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY.